EXHIBIT 99.1

IN THE CIRCUIT COURT OF BOONE COUNTY, WEST VIRGINIA

PHILLIP R. ARLIA, On Behalf of MASSEY ENERGY	)	Case No. 02-C-139
COMPANY,	)
	)	(Derivative Action)
Plaintiff,	)
)
vs.	)
)
DON L. BLANKENSHIP, et al.,	)
)
Defendants,	)
)
– and –)
)
MASSEY ENERGY COMPANY, a Delaware	)
corporation,	)
)
Nominal Defendant.	)

STIPULATION OF SETTLEMENT

This Stipulation of Settlement dated as of September 14, 2005 (the “Stipulation”) is made and entered into by and among the following Settling Parties (as defined further in Section IV hereof): (i) the Representative Plaintiff (on behalf of himself and derivatively on behalf of Massey Energy Company (“MEC” or the “Company”), by and through their counsel of record in the Litigation; and (ii) the Defendants identified below, by and through their counsel of record in the Litigation. The Stipulation is intended by the Settling Parties to fully, finally and forever resolve, discharge and settle the Released Claims (as defined below in ¶1.10), upon and subject to the terms and conditions hereof.

I.	THE LITIGATION

This shareholder derivative action, originally filed on August 2, 2002 by Representative Plaintiff Phillip R. Arlia, asserts claims for breach of fiduciary duty, misappropriation of information and corporate waste on behalf of nominal defendant MEC against its entire Board of Directors (“Board”) and certain current and former officers (the “Litigation”). The defendants include Don L. Blankenship, William R. Grant, James L. Gardner, Bobby R. Inman, Martha Seger, E. Gordon Gee, James H. “Buck” Harless, Dan R. Moore, Jeffery Jarosinski, Madeleine Curle and Bennett Hatfield (together, the “Defendants”).In response to the Complaint, on March 31, 2003, the Defendants filed motions to dismiss the Complaint, which the Representative Plaintiff opposed in writing on May 30, 2003. On October 31, 2003, the Court conducted a lengthy hearing on the motion to dismiss. After the hearing the Court took the motion under submission and directed the parties to move forward with pre-trial discovery. Between October 2003 and early 2005, discovery ensued, with the parties propounding and responding to various discovery requests and filing various discovery motions.

On January 3, 2005, the Court issued an order referring the Litigation to mediation. Pursuant to the Court’s order, on April 19, 2005, the parties participated in a hard-fought and arms-length mediation before the Honorable Thomas E. McHugh, a former Chief Justice of the West Virginia Supreme Court (Ret.), as well as extensive telephonic negotiations. As a result of the mediation and several follow-up conferences with Justice McHugh, on September 14, 2005, the parties reached an agreement-in-principle to resolve the Litigation on the terms and conditions detailed in this Stipulation of Settlement.

II.	DEFENDANTS’ DENIALS OF WRONGDOING AND LIABILITY

The Defendants have denied and continue to deny each and every one of the claims and contentions alleged by the Representative Plaintiff in the Litigation. The Defendants expressly have denied and continue to deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts or omissions alleged, or that could have been alleged, in the Litigation. The Defendants also have denied and continue to deny, inter alia, the allegations that the Representative Plaintiff or MEC were harmed by the conduct alleged in the Litigation. The Defendants have further asserted that at all relevant times they acted in good faith and in a manner they reasonably believed to be in the best interest of MEC.

Nonetheless, the Defendants have concluded that further conduct of the Litigation would be protracted and expensive, and that it is desirable that the Litigation be fully and finally settled in the manner and upon the terms and conditions set forth in this Stipulation. The Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like the Litigation. Defendants have, therefore, determined that it is desirable and beneficial that the Litigation be settled in the manner and upon the terms and conditions set forth in this Stipulation.

III.	CLAIMS OF THE REPRESENTATIVE PLAINTIFF AND BENEFITS OF SETTLEMENT

The Representative Plaintiff believes that the claims asserted in the Litigation have merit. However, counsel for the Representative Plaintiff recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Litigation against the Defendants through trial and through appeals. Counsel for the Representative Plaintiff also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the instant Litigation, as well as the difficulties and delays inherent in such litigation. Counsel for the Representative Plaintiff also are mindful of the inherent problems of proof of and possible defenses to the claims asserted in the Litigation. Counsel for the Representative Plaintiff believe, as Defendants acknowledge, that the settlement set forth in this Stipulation confers substantial benefits upon MEC. Based on their evaluation, counsel for the Representative Plaintiff have determined that the settlement set forth in the Stipulation is in the best interests of the Representative Plaintiff and MEC.

IV.	TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among the Representative Plaintiff (for himself and derivatively on behalf of MEC) and the Defendants, by and through their respective counsel or attorneys of record, that, subject to the approval of the Court, the Litigation and the Released Claims shall be finally and fully compromised, settled and released, and the Litigation shall be dismissed with prejudice, as to all Settling Parties, upon and subject to the terms and conditions of the Stipulation, as follows.

1. Definitions

The following terms have the meanings specified below:

1.1 “Defendants” means MEC and any of its subsidiaries (as a nominal defendant), and the Individual Defendants.

1.2 “Defendants’ insurer” means Zurich American Insurance Company

1.3 “Effective Date” means the first date by which all of the events and conditions specified in ¶6.1 of the Stipulation have been met and have occurred.

1.4 “Final” means the later of: (a) the date of final affirmance on an appeal of the Judgment, the expiration of the time for a petition for or a denial of such writ of review of the Judgment or, if such writ is granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (b) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on writ of review to review the Judgment; or (c) if no appeal is filed, the expiration date for filing of any appeal from the Court’s Judgment approving the Stipulation substantially in the form of Exhibit A attached hereto; i.e., 30 days after entry of the Judgment.

1.5 “Individual Defendants” means Don L. Blankenship, William R. Grant, James L. Gardner, Bobby R. Inman, Martha Seger, E. Gordon Gee, James H. “Buck” Harless, Dan R. Moore, Jeffery Jarosinski, Madeleine Curle and Bennett Hatfield.

1.6 “Judgment” means the judgment to be rendered by the Court, substantially in the form attached as Exhibit A.

1.7 “Person” means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives or assignees.

1.8 “Plaintiff’s Settlement Counsel” means counsel for plaintiff in the Litigation: Lerach Coughlin Stoia Geller Rudman & Robbins LLP, Travis E. Downs, III, Ellen Gusikoff Stewart, 401 B Street, Suite 1600, San Diego, CA 92101, Donnelly Carbone & Blaydes, P.L.L.C., Charles F. Donnelly, Mark Carbone, 113 Goff Mountain Road, 3rd Floor, Charleston, WV 25323, and Alfred G. Yates, Jr., Law Offices of Alfred G. Yates, Jr., P.C., 519 Allegheny Building, 429 Forbes Avenue, Pittsburg, PA 15219.

1.9 “Related Persons” means MEC’s past or present directors, officers, employees, partners, principals, agents, controlling shareholders, attorneys, accountants, auditors, banks or investment banks, legal representatives, predecessors, successors, parents, subsidiaries, divisions, joint investors, assigns, spouses, heirs, any entity in which an Individual Defendant has a controlling interest, any members of an Individual Defendants’ immediate family, or any trust of which any Individual Defendant is the settlor or which is for the benefit of any Individual Defendant and/or member(s) of his/her family.

1.10 “Released Claims” shall collectively mean all claims (including “Unknown Claims” as defined in ¶1.15 hereof), or causes of action, that have been or could have been asserted through September 14, 2005 by the Representative Plaintiff or the MEC Shareholders on behalf of MEC, against the Defendants or Released Persons in the Litigation, or any of them, that are based upon or related to the acts, events, transactions, facts, statements, omissions or failures to act which were alleged or could have been alleged in the Litigation through September 14, 2005. It is the intent of the Settling Parties that no action may hereafter by brought or prosecuted derivatively on behalf of MEC, which arises from or relates to the subject matter of the Litigation. However, “Released Claims” shall not include any of the claims and defenses among the parties to the Third Party Complaint filed in Case No. 02-C-139 by MEC against Zurich American Insurance Company and currently pending in Boone County before Judge E. Lee Schlaegel. Additionally, “Released Claims” shall not include any rights or claims by Defendants and/or MEC under any policies of insurance.

1.11 “Released Persons” means each and all of the Defendants and the Related Persons.

1.12 “Representative Plaintiff” means Phillip R. Arlia.

1.13 “Representative Plaintiff’s Counsel” means any counsel that has appeared for the Representative Plaintiff in the Litigation.

1.14 “MEC Shareholders” means all record or beneficial owners of MEC common stock as of September 14, 2005.

1.15 “Settling Parties” means, collectively, each of the Defendants and the Representative Plaintiff on behalf of himself and derivatively on behalf of MEC.

1.16 “Unknown Claims” means any Released Claim which any Settling Party does not know or suspect to exist in such party’s favor at the time of the release of the Released Persons which, if known by such party, might have affected such party’s settlement with and release of the Released Persons, or might have affected such party’s decision not to object to this settlement. With respect to any and all Released Claims, upon the Effective Date, the Settling Parties shall expressly, and by operation of the Judgment the Settling Parties and the MEC Shareholders shall have, expressly waived, the provisions, rights and benefits of California Civil Code §1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

The Settling Parties and MEC Shareholders by operation of the Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code §1542. The Settling Parties may hereafter discover facts in addition to or different from those which such party now knows or believes to be true with respect to the subject matter of the Released Claims, but the Settling Parties, the MEC Shareholders, and MEC, upon the Effective Date, by operation of the Judgment shall have, fully, finally, and forever settled and released, any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, that now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct that is negligent, reckless, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Settling Parties acknowledge that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

2. Settlement of the Derivative Claims

2.1 As a result of the pendency and prosecution of the Litigation, upon approval of the Settlement by the Circuit Court of Boone County, West Virginia, the Defendants and MEC have agreed to adopt and fully implement the following corporate governance reforms set forth below:

2.2 Reduction in the Percentage of Shareholder Vote Required to Amend the By-Laws. The Board shall recommend in the Proxy Statement for the next Annual Meeting of Shareholders that the requirement for amendment of the by-laws by shareholders be lowered from 80% to 67% of total voting power of all outstanding shares. Approval of this change will require an affirmative vote by 80% of the total voting power of all outstanding shares, as mandated by Articles Sixth, Sixteenth and Seventeenth of the Company’s Restated Certificate of Incorporation.

2.3 Expansion of the Board of Directors and Appointment of New Directors. The Board of Directors shall increase its size from 8 to between 8 to 12 directors, with the actual number to be determined by the Board of Directors from time-to-time; and

2.4 Director Retirement. The Board of Directors shall lower the mandatory retirement age for directors from 78 to 74 (excluding current directors) with one Board of Directors approved exemption at any time.

2.5 The parties acknowledge that during the pendency of the Litigation MEC made a number of enhancements to its corporate governance, including strengthened independence requirements and the appointment of a lead independent director to the Board of Directors, which addressed many of the Representative Plaintiff’s concerns in the Litigation.

3. Releases

3.1 Upon the Effective Date, as defined in ¶1.2 hereof, the Representative Plaintiff on his own behalf, derivatively on behalf of MEC and, by operation of the Judgment, on behalf of the MEC Shareholders shall have, fully, finally, and forever released, relinquished and discharged all Released Claims and any and all claims arising out of, relating to, or in connection with the settlement or resolution of the Litigation against the Released Persons, except that this agreement shall have no effect on the pending Third Party Complaint as noted in ¶1.10 and specifically excepts any claims that have been or may later be asserted in the Third Party Complaint and any and all rights or claims Defendants and/or MEC may have under any policies of insurance.

3.2 Upon the Effective Date, as defined in ¶1.3 hereof, each of the Released Persons shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished and discharged each and all of the Representative Plaintiff, and counsel to the Representative Plaintiff from all claims (including Unknown Claims), arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the Litigation or the Released Claims, except as provided herein for default or breach of this agreement.

4. Notice Order and Settlement Hearing

4.1 Promptly after execution of this Stipulation, the Settling Parties shall submit the Stipulation together with its exhibits to the Court and shall jointly request that the Court enter an order (the “Notice Order”), substantially in the form of Exhibit B hereto, granting approval for publication of the press release notifying MEC Shareholders of the Settlement of Derivative Action (the “Notice”) substantially in the form of Exhibit B-1 hereto, to all shareholders of MEC as of September 14, 2005. The Settling Parties shall also request the Court to hold a hearing (the “Settlement Hearing”) and approve the settlement of the Litigation as set forth herein.

4.2 The Representative Plaintiff and his counsel shall not bear any out-of-pocket costs in connection with providing the Notice to MEC Shareholders. Defendants shall assume the administrative responsibility of proving the Notice to MEC Shareholders in accordance with the Notice Order, and shall bear the expense of preparing and publishing the Notice to MEC Shareholders. Prior to the Settlement Hearing, Defendants or their counsel shall file with the Court an appropriate declaration with respect to the preparation and publishing of the Notice.

5. Representative Plaintiff’s Counsel’s Attorneys’ Fees and Reimbursement of Expenses

5.1 Defendants’ insurer agrees to pay on behalf of Defendants the Representative Plaintiff’s Counsel’s fees and costs in the amount of $2,500,000.00 (the “Fees and Expenses”), as a unitary part of the settlement. This amount shall be deposited by the Defendants’ insurer to an interest bearing escrow account controlled by Lerach Coughlin Stoia Geller Rudman & Robbins LLP on or before ten (10) business days after preliminary approval of the Settlement by the Court (the “Transfer Date”) and written notice from Plaintiff’s Counsel of wiring instructions and applicable tax information. If the $2.5 million is not timely deposited in the escrow account, the unpaid amount shall bear interest at the rate of 5% per annum from the Transfer Date until paid. The Fees and Expenses shall be paid to Plaintiff’s Settlement Counsel from the escrow account immediately after the Court executes the Judgment, to be thereafter distributed to Representative Plaintiff’s Counsel in such proportions as Plaintiff’s Settlement Counsel shall in good faith determine represents each such counsel’s contribution to the prosecution and resolution of the Litigation, subject to the obligation of Representative Plaintiff’s Counsel to repay the Fees and Expenses plus interest should the Stipulation not become final for any reason. Neither Defendants nor their insurer shall have any responsibility or liability concerning such allocation or compensation. In the event that the Settlement does not become final, then Representative Plaintiff’s Counsel shall within five business days from receiving notice from Defendants, refund to the Defendants’ insurer the $2.5 million that it has deposited into the escrow account, plus accrued interest at the same rate as paid in the escrow account.

5.2 If the Stipulation terminates, or is canceled, or does not become effective for any reason, or if the Judgment shall be reversed or modified upon appeal, within five business days after written notice of such event is sent by counsel for Defendants to Plaintiff’s Settlement Counsel and Counsel for Defendant’s insurer, the Fees and Expenses (including interest) shall be refunded by Representative Plaintiff’s Counsel to the Defendants’ insurer, as referenced in ¶5.1 above. Each such Representative Plaintiff’s Counsel’s law firm, as a condition of receiving such Fees and Expenses, on behalf of itself and each partner and/or shareholder, agrees that the law firm and its partners and/or shareholders are subject to the jurisdiction of the Court for the purpose of enforcing the Stipulation. The parties agree that the Court may summarily issue orders against any party who fails to timely repay Fees and Expenses pursuant to this Stipulation.

5.3 Defendants and their Related Persons shall have no responsibility for, and no liability whatsoever with respect to, the allocation among Representative Plaintiffs’ Counsel and/or any other Person who may assert some claim thereto, of any Fee and Expenses amount.

6. Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

6.1 The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a) the Court has entered the Judgment, or a judgment substantially in the form of Exhibit B attached hereto; and

(b) the Judgment has become Final, as defined in ¶1.3, above.

6.2 If all of the conditions specified in ¶6.1 are not met, then the Stipulation shall be terminated subject to ¶6.3 unless Plaintiff’s Settlement Counsel, Counsel for Defendant’s insurer and counsel for Defendants mutually agree in writing to proceed with the Stipulation.

6.3 If the Stipulation is not approved by the Court or the settlement set forth in the Stipulation is terminated or fails to become effective in accordance with its terms, the Settling Parties shall be restored to their respective positions in the Litigation as of September 14, 2005. In such event, the terms and provisions of the Stipulation, with the exception of ¶5.2, 6.1, 6.2, 6.3 and 7.3 and any definitions in Section 1 relevant thereto, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of the Stipulation shall be treated as vacated, nunc pro tunc.

7. Miscellaneous Provisions

7.1 The Settling Parties: (a) intend to consummate this Stipulation; and (b) will cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and will use their best efforts to accomplish the foregoing terms and conditions of the Stipulation.

7.2 The Settling Parties intend this Stipulation to be a final and complete resolution of all disputes between them with respect to the Litigation, except that this Stipulation has no effect on rights or claims that the Defendant and/or MEC has asserted or may later assert in the Third Party Complaint and any rights or claims Defendants and/or MEC shall have under any policies of insurance. The Stipulation compromises claims that are contested and shall not be deemed an admission by any Settling Party as to the merits of any claim, allegation or defense. While retaining their right to deny that the claims advanced in the Litigation were meritorious, Defendants in any statement made to any media representative (whether or not for attribution) will not deny that the Litigation was filed in good faith under Rule 11 of the West Virginia Rules of Civil Procedure and is being settled voluntarily after consultation with competent legal counsel. The Judgment will contain a statement that during the course of the Litigation, the parties and their respective counsel at all times complied with the requirements of West Virginia law, including, without limitation, Rule 11 of West Virginia Rules of Civil Procedure.

7.3 Neither this Stipulation nor any act performed or document executed pursuant to or in furtherance of the Stipulation: (a) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Defendants and/or the Released Persons; or (b) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Defendants and/or the Released Persons in any civil, criminal or administrative proceeding in any court, administrative agency or other tribunal. Defendants and the Released Persons may file the Stipulation and/or the Judgment in any action that may be brought against them to support a defense or counterclaim based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

7.4 The Exhibits to this Stipulation are material and integral parts and are fully incorporated by this reference.

7.5 The Stipulation may be amended or modified only by a writing signed by or on behalf of all Settling Parties or their respective successors-in-interest.

7.6 This Stipulation and the attached exhibits constitute the entire agreement among the parties and no representations, warranties or inducements have been made to any party concerning the Stipulation or its exhibits other than the representations, warranties and covenants in such documents. Except as otherwise provided, each party shall bear its own costs.

7.7 Plaintiff’s Settlement Counsel are expressly authorized by the Representative Plaintiff to take all appropriate action required or permitted to be taken pursuant to the Stipulation to effectuate its terms and also are expressly authorized to enter into any modifications or amendments to the Stipulation that they deem appropriate.

7.8 Each counsel or other Person executing the Stipulation or its exhibits on behalf of any party warrants that such Person has the full authority to do so.

7.9 The Stipulation may be executed in one or more counterparts. Each executed counterpart shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.

7.10 The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

7.11 The Court shall retain jurisdiction to implement and enforce the terms of the Stipulation, and all parties submit to the jurisdiction of the Court for such purposes.

7.12 This Stipulation and the exhibits shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the state of West Virginia, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the state of West Virginia without giving effect to that state’s choice of law principles.

IN WITNESS WHEREOF, the parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys, dated as of September 14, 2005.

DATED: September 14, 2005	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS TRAVIS E. DOWNS, III ANDREW J. BROWN ELLEN GUSIKOFF STEWART BENNY C. GOODMAN III

TRAVIS E. DOWNS III

401 B Street, Suite 1600 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

DATED: September 14, 2005	DONNELLY CARBONE & BLAYDES, P.L.L.C. CHARLES F. DONNELLY (SBID #1039) MARK CARBONE

MARK CARBONE

113 Goff Mountain Road, 3rd Floor Charleston, WV 25323 Telephone: 304/342-3650

DATED: September 14, 2005	LAW OFFICES OF ALFRED G. YATES, JR., P.C. ALFRED G. YATES, JR. (WV Bar #4691)

ALFRED G. YATES, JR.

519 Allegheny Building 429 Forbes Avenue Pittsburgh, PA 15219 Telephone: 412/391-5164 412/471-1033 (fax) Attorneys for Plaintiff

DATED: September 14, 2005	WILSON SONSINI GOODRICH & ROSATI, P.C. RODNEY STRICKLAND

RODNEY STRICKLAND

650 Page Mill Road Palo Alto, CA 94304-1050 Telephone: 650/493-9300 650/493-6811 (fax)

DATED: September 14, 2005	JACKSON KELLY P.L.L.C. ERIN ELIZABETH MAGEE

ERIN ELIZABETH MAGEE

1600 Laidley Tower P.O. Box 553 Charleston, WV 25322 Telephone: 304/340-1327 304/340-1080 (fax) Attorneys for Defendants

Attorneys for Zurich American Insurance Company